

Richmont Mines Inc.

1 Place-Ville-Marie
Suite 2130, Montreal, QC
H3B 2C6, CANADA

Tel.: (514) 397-1410
Fax: (514) 397-8620
www.richmont-mines.com

NEWS RELEASE

RICHMONT MINES INC. ANNOUNCES $5 MILLION FLOW-THROUGH COMMON SHARE OFFERING

**NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR
FOR DISSEMINATION IN THE U.S.**

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold within the United States or to U.S. persons unless an exemption from such registration is available.

MONTREAL, November 17, 2005 - Richmont Mines Inc. (TSX: RIC; AMEX: RIC) is pleased to announce that it has entered into an agreement with Blackmont Capital Inc. and Desjardins Securities Inc. pursuant to which the underwriters have agreed to purchase 1,000,000 flow-through common shares, at a price of $5.00 per flow-through share, for aggregate gross proceeds to Richmont of $5 million. The underwriters have the option to purchase up to an additional 200,000 flow-through shares at the flow-through share issue price, at any time up to 48 hours prior to closing. The underwriters will receive a commission in connection with the offering equal to 6% of the gross proceeds raised pursuant to the offering and they will also be granted a non-transferable option to acquire common shares in the amount that is equal to 6% of the number of flow-through shares sold pursuant to the offering. The option shall entitle the holder to acquire one common share at an exercise price of $5.00 up to 12 months from Closing. The offering is scheduled to close on or about December 5, 2005 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the TSX and AMEX. The securities issued pursuant to the offering shall be subject to a four month hold period in accordance with applicable Canadian securities laws.

The proceeds raised from the offering shall principally be used by Richmont for exploration at the Island Gold project. Richmont will cause an amount equal to the aggregate flow-through share proceeds from the offering to be expended on Canadian exploration expenses, which will qualify as "flow-through mining expenditures" within the meaning of the Income Tax Act (Canada).

- 30 -

Fore more information, contact:

| Julie Normandeau | Telephone: (514) 397-1410 |
| Investor Relations | Fax: (514) 397-8620 |

Trading symbol: RIC   Listings: Toronto - Amex

Web site: www.richmont-mines.com

OMB APPROVAL

OMB Number: 3235-0116
Expires: July 31, 2008
Estimated average burden
hours per response…...6.20

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of ___November___, 2005.

Commission File Number _____0-28816_____

Richmont Mines Inc.
(Translation of registrant's name into English)
110, avenue Principale, Rouyn-Noranda (Quebec) J9X 4P2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	Richmont Mines Inc.
	(Registrant)

Date November 17, 2005	By	Jean-Yves Laliberté (signed)
		(Signature)*
		Jean-Yves Laliberté
* Print the name and title under the signature of the signing officer.		Vice President, Finance

SEC 1815 (11-02)   Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.